Exhibit 99.1

NEWS RELEASE
December 15, 2011
Trading Symbols:
AMM :TSX, AAU : NYSE: AMEX
www.almadenminerals.com

ALMADEN HITS 28.96 M OF 2.44 G/T AU AND 103.1 G/T AG (4.5 G/T AUEQ)
ON MAIN IXTACA ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE AMEX) is pleased to announce results from the on-going drilling program on the Company’s 100% owned Tuligtic project, Mexico with holes TU-11-68, 70 to 74 and 76, all drilled into the main Ixtaca Zone. Hole TU-11-74 was drilled along the SW extension of the Ixtaca zone and shows mineralisation to be continuing in this direction. Final analyses have not yet been received for holes TU-11-69 and 75.

Highlights from the current group of assays include the following intercepts:

Hole TU-11-68 MAIN IXTACA ZONE:
45.49 meters @ 0.45 g/t gold and 44.5 g/t silver (1.3 g/t gold equivalent)

Hole TU-11-70 MAIN IXTACA ZONE:
113.42 meters @ 0.41 g/t gold and 34.2 g/t silver (1.1 g/t gold equivalent)
Including 11.43 meters @ 1.15 g/t gold and 73.4 g/t silver (2.6 g/t gold equivalent)

Hole TU-11-71 MAIN IXTACA ZONE:
33.50 meters @ 0.41 g/t gold and 25.5 g/t silver (0.9 g/t gold equivalent)

Hole TU-11-72 MAIN IXTACA ZONE:
224.00 meters @ 0.95 g/t gold and 57.5 g/t silver (2.1 g/t gold equivalent)
Including 28.96 meters @ 2.44 g/t gold and 103.1 g/t silver (4.5 g/t gold equivalent)
and 13.80 meters @ 4.48 g/t gold and 156.1 g/t silver (7.6 g/t gold equivalent)
and 12.67 meters @ 2.12 g/t gold and 168.5 g/t silver (5.5 g/t gold equivalent)
and 25.40 meters @ 2.13 g/t gold and 144.4 g/t silver (5.0 g/t gold equivalent)

Hole TU-11-73 MAIN IXTACA ZONE:
19.60 meters @ 1.79 g/t gold and 59.8 g/t silver (3.0 g/t gold equivalent)
Including 6.39 meters @ 5.06 g/t gold and 88.1 g/t silver (6.8 g/t gold equivalent)

Hole TU-11-74 SW EXTENSION, MAIN IXTACA ZONE:
32.80 meters @ 0.49 g/t gold and 19.8 g/t silver (0.9 g/t gold equivalent)
Including 16.00 meters @ 0.61 g/t gold and 24.2 g/t silver (1.1 g/t gold equivalent)

Hole TU-11-76 MAIN IXTACA ZONE:
86.70 meters @ 0.46 g/t gold and 25.3 g/t silver (1.0 g/t gold equivalent)
Including 27.58 meters @ 0.74 g/t gold and 43.7 g/t silver (1.6 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “These new holes continue to show that the Ixtaca zone is a robust and wide system of veining with sections that carry high gold and silver grades. Including the veining of the newly discovered Ixtaca North zone, the Ixtaca vein system is wider than previously known. Overall, drilling to date on the Ixtaca zone shows good continuity of mineralisation in both horizontal and vertical dimensions. We are very pleased with these new results which continue to confirm and expand the Ixtaca zone.”

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-11-68	10.59	133.40	122.81	0.25	26.1	0.8	38
including	42.03	87.52	45.49	0.45	44.5	1.3	67
and	74.01	76.56	2.55	1.27	69.9	2.7	133
and	107.33	110.80	3.47	0.24	104.3	2.3	116
TU-11-70	5.73	132.84	127.11	0.37	32.1	1.0	51
including	5.73	119.15	113.42	0.41	34.2	1.1	55
and	50.77	62.20	11.43	1.15	73.4	2.6	131
and	50.77	54.60	3.83	2.22	68.9	3.6	180
and	101.65	103.27	1.62	1.95	422.8	10.4	520
and	115.97	119.15	3.18	2.84	219.5	7.2	362
TU-11-71	59.00	140.00	81.00	0.26	15.1	0.6	28
including	106.50	140.00	33.50	0.41	25.5	0.9	46
TU-11-72	170.85	451.00	280.15	0.81	49.1	1.8	90
includes	170.85	212.30	41.45	0.34	20.6	0.8	38
and	192.00	205.00	13.00	0.53	40.1	1.3	67
and	227.00	451.00	224.00	0.95	57.5	2.1	105
and	277.50	281.00	3.50	3.14	174.0	6.6	331
and	294.00	322.96	28.96	2.44	103.1	4.5	225
and	306.28	320.08	13.80	4.48	156.1	7.6	380
and	347.90	360.57	12.67	2.12	168.5	5.5	274
and	411.70	451.00	39.30	1.58	106.9	3.7	186
and	418.21	443.61	25.40	2.13	144.4	5.0	251
TU-11-73	7.00	81.99	74.99	0.19	7.5	0.3	17
including	72.00	80.00	8.00	0.35	14.5	0.6	32
TU-11-73	161.00	180.60	19.60	1.79	59.8	3.0	150
including	174.21	180.60	6.39	5.06	88.1	6.8	341
and	177.00	180.60	3.60	8.74	153.2	11.8	590
TU-11-74	86.95	211.00	124.05	0.31	8.2	0.5	24
including	144.50	211.00	66.50	0.36	13.7	0.6	32
and	157.00	189.80	32.80	0.49	19.8	0.9	44
and	157.00	173.00	16.00	0.61	24.2	1.1	55
and	188.10	189.80	1.70	1.77	102.5	3.8	191
TU-11-76	19.00	105.70	86.70	0.46	25.3	1.0	48
including	54.25	81.83	27.58	0.74	43.7	1.6	81
TU-11-76	91.10	105.70	14.60	0.54	28.3	1.1	55
TU-11-76	111.38	120.05	8.67	0.21	35.6	0.9	46

The Company currently has four drills operating on the project. Almaden plans to continue drilling operations in 2012 following a Christmas break. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com) along with complete tables of assays.

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The main Ixtaca zone of veining is thought to have a north-easterly trend. Holes to date suggest that the zone is sub vertical with local variations. This interpretation suggests that true widths are approximately 60% of intersected widths. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Main Ixtaca Zone however overall the zone is interpreted to be subvertical and striking at 060 Azimuth.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $45MM as of Oct 31, 2011) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in this release: TU-11-70 through TU-11-74 & TU-11-76.
Please see section maps for all intervals.
CALEVA ZONE
NORTHEAST EXTENSION
IXTACA NORTH
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
SECTION REFERENCE LINE
SECTION 10250
SECTION 10300
SECTION 10450
SECTION 10500
SECTION 10600
TU-11-70
127.11m of 0.37g/t Au & 32.1g/t Ag
TU-11-76
86.70m of 0.46g/t Au & 25.3g/t Ag
TU-11-73
19.60m of 1.79g/t Au & 59.8g/t Ag
incl. 6.39m of 5.06g/t Au & 88.1g/t Ag
TU-11-72
280.15m of 0.81g/t Au & 49.1g/t Ag
incl. 28.96m of 2.44g/t Au & 103.1 g/t Ag
incl. 13.80m of 4.48g/t Au & 156.1 g/t Ag
TU-11-71
81.00m of 0.26g/t Au & 15.1/t Ag
TU-11-74
86.70m of 0.46g/t Au & 25.3/t Ag
Histograms of assay data
Gold - bars cut at 5 g/t
Silver - bars cut at 250 g/t
0 100 200
meters

SECTION 10250
Looking NE (+/-25m)
REFERENCE LINE
TU-11-40
TU-11-33
TU-11-30
TU-11-45
TU-11-74
TU-11-40 / 198.12m
TU-11-33 / 406.6m
TU-11-30 / 230.43m
TU-11-45 / 480.36m
TU-11-74 / 288.95m
Histograms of assay data
Gold : bars cut at 5 g/t Au
Silver : bars cut at 250g/t Ag
Overburden
0
100
meters

Hole ID	Interval	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-30	1	152.00	0.91	13.6	1.2
TU-11-30	2	8.00	9.38	3.4	9.5
TU-11-30	3	1.00	66.80	18.4	67.2
TU-11-30	4	53.44	0.82	22.9	1.3
TU-11-30	5	3.00	3.31	116.9	5.7
TU-11-33	A	323.25	0.44	14.5	0.7
TU-11-33	B	85.40	0.57	17.6	0.9
TU-11-33	C	15.85	1.23	99.9	3.2
TU-11-33	D	2.85	1.34	7.4	1.5
TU-11-40	E	119.96	0.71	4.7	0.8
TU-11-40	F	25.30	2.26	5.5	2.4
TU-11-40	G	1.57	18.20	22.2	18.6
TU-11-40	H	2.25	3.87	23.8	4.3
TU-11-45	6	81.30	0.78	4.6	0.9
TU-11-45	7	48.30	1.03	4.3	1.1
TU-11-45	8	8.15	1.99	4.2	2.1
TU-11-74	I	124.05	0.31	8.2	0.5
TU-11-74	J	66.50	0.36	13.7	0.6
TU-11-74	K	32.80	0.49	19.8	0.9

SECTION 10300
Looking NE (+/- 12.5m)
TU-11-69
TU-11-63
TU-11-71
REFERENCE LINE
TU-11-71 / 255.42m
TU-11-63 terminates beyond section boundary
TU-11-69 / 465.73m UNREPORTED
Overburden
Histograms of assay data
Gold : bars cut at 5 g/t Au
Silver : bars cut at 250g/t Ag
0
100
meters
Gold Equivalent (AuEq) were calculated using silver to gold ratios of 50 to 1.

Hole ID	Interval	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-63	1	6.45	0.26	10.85	0.47
TU-11-63	2	99.20	0.54	24.51	1.03
TU-11-63	3	4.00	4.06	77.93	5.62
TU-11-63	4	2.25	6.10	381.71	13.73
TU-11-63	5	2.20	2.68	153.00	5.74
TU-11-71	A	81.00	0.26	15.10	0.60
TU-11-71	B	33.50	0.41	25.50	0.90

SECTION 10600
Looking NE (+/-25m)
CLAY ALTERED ASH
IXTACA ZONE
TU-10-06
TU-11-81
TU-11-86
TU-11-53
TU-11-29
TU-11-72
TU-11-81 / 325.53m UNREPORTED
TU-11-86 / 388.95m UNREPORTED
TU-11-29 / 324.31m
TU-11-72 / 486.46m
TU-11-53 / 410.87m
TU-10-06 / 529.74m
Histograms of assay data
Gold : bars cut at 5 g/t Au
Silver : bars cut at 250g/t Ag
0 50 100
meters
Overburden

Hole ID	Interval	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-06	1	4.26	1.41	130.4	4.0
TU-10-06	2	45.07	1.38	92.3	3.2
TU-10-06	3	2.19	6.66	474.9	16.2
TU-10-06	4	5.07	5.45	242.4	10.3
TU-10-06	5	2.05	9.15	310.2	15.4
TU-10-06	6	42.30	0.77	61.2	2.0
TU-10-06	7	6.22	2.55	209.2	6.7
TU-11-29	8	167.97	0.89	62.2	2.1
TU-11-29	9	25.46	2.28	134.5	5.0
TU-11-29	10	2.49	4.53	385.1	12.2
TU-11-29	11	2.72	10.78	533.7	21.5
TU-11-29	12	38.33	1.77	106.6	3.9
TU-11-29	13	2.59	3.54	107.3	5.7
TU-11-29	14	3.92	4.15	386.3	11.9
TU-11-29	15	4.14	4.65	255.9	9.8
TU-11-53	A	3.15	1.52	244.28	6.40
TU-11-53	B	19.70	0.44	36.59	1.17
TU-11-53	C	2.15	2.87	242.58	7.72
TU-11-53	D	41.96	0.64	49.11	1.62
TU-11-53	E	2.04	2.94	279.37	8.53
TU-11-53	F	3.52	2.63	237.87	7.39
TU-11-72	G	280.15	0.81	49.1	1.8
TU-11-72	H	3.50	3.14	174.0	6.6
TU-11-72	I	28.96	2.44	103.1	4.5
TU-11-72	J	13.80	4.48	156.1	7.6
TU-11-72	K	12.67	2.12	168.5	5.5
TU-11-72	L	25.40	2.13	144.4	5.0

SECTION 10500

Looking NE (+/- 25m)

REFERENCE LINE
CLAY ALTERED ASH
IXTACA ZONE
TU-10-05
TU-10-04
TU-11-57
TU-11-31
TU-11-70
TU-11-76
TU-11-76 / 238.66m
TU-11-70 / 319.43m
TU-11-31 / 344.12m
TU-10-04 / 446.6m
TU-10-05 / 490.12m
401.08 m
TU-11-57 terminates beyond section boundary

Hole ID	Interval	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-04	1	21.30	0.66	25.2	1.2
TU-10-04	2	22.70	0.83	79.6	2.4
TU-10-04	3	0.95	7.57	882.3	25.2
TU-10-04	4	94.65	1.33	79.9	2.9
TU-10-04	5	0.85	8.83	1337.0	35.6
TU-10-04	6	4.30	2.70	151.3	5.7
TU-10-04	7	5.10	2.44	60.3	3.6
TU-10-04	8	53.65	1.63	86.4	3.4
TU-10-04	9	14.50	2.97	158.8	6.1
TU-10-05	A	10.60	1.27	26.3	1.8
TU-10-05	B	1.25	2.80	706.0	16.9
TU-10-05	C	122.10	0.74	40.9	1.6
TU-10-05	D	2.90	3.78	230.2	8.4
TU-10-05	E	2.89	3.04	185.1	6.7
TU-10-05	F	52.46	1.04	51.2	2.1
TU-10-05	G	4.74	3.50	128.1	6.1
TU-10-05	H	0.45	14.04	366.1	21.4
TU-10-05	I	4.65	4.24	127.3	6.8
TU-10-05	J	0.83	14.30	150.0	17.3
TU-10-05	K	28.57	0.56	53.7	1.6
TU-10-05	L	0.52	37.40	466.0	46.7
TU-11-31	M	226.62	0.76	57.7	1.9
TU-11-31	N	11.30	1.84	146.6	4.8
TU-11-31	O	1.40	5.64	500.0	15.6
TU-11-31	P	23.20	1.91	152.6	5.0
TU-11-31	Q	4.60	2.48	357.6	9.6
TU-11-31	R	17.10	1.43	84.2	3.1
TU-11-31	S	1.55	7.47	536.6	18.2
TU-11-57	10	15.85	0.25	47.17	1.19
TU-11-57	11	11.71	0.54	34.16	1.22
TU-11-70	12	127.11	0.37	32.1	1.0
TU-11-70	13	11.43	1.15	73.4	2.6
TU-11-70	14	3.83	2.22	68.9	3.6
TU-11-70	15	1.62	1.95	422.8	10.4
TU-11-70	16	3.18	2.84	219.5	7.2
TU-11-76	T	86.70	0.46	25.3	1.0
TU-11-76	U	27.58	0.74	43.7	1.6
TU-11-76	V	8.67	0.21	35.6	0.9

Overburden
Gold Equivalent (AuEq) were calculated using silver to gold ratios of 50 to 1.
Histograms of assay data
Gold : bars cut at 5 g/t Au
Silver : bars cut at 250g/t Ag
0
100
meters